ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

TransMedics Group, Inc.

200 Minuteman Road

Suite 302

Andover, MA 01810

Attention: President and Chief Executive Officer

Phone: (978) 552-0901

April 10, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4720 Attention: Thomas Jones Heather Percival

Re:	TransMedics Group, Inc. – Registration Statement on Form S-1 (File No. 333-230736)

Dear Mr. Jones and Ms. Percival,

On behalf of TransMedics Group, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 10 contained in the letter dated November 15, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Waleed H. Hassanein, M.D., the Company’s Chief

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Executive Officer, with respect to the Company’s draft registration statement on Form S-1 that was originally submitted confidentially to the Commission on October 19, 2018 and amended on December 12, 2018 and March 29, 2019, and filed with the Commission on April 5, 2019 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

The Company respectfully requests confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83, and that the Commission provide timely notice to Waleed H. Hassanein, M.D., President and Chief Executive Officer, TransMedics Group, Inc., 200 Minuteman Road, Suite 302, Andover, MA 01810 before it permits disclosure of such information.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

10.

We note your disclosure on page 86 related to the stock options granted between January 1, 2017 and September 29, 2018. When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the mid-point of the estimated IPO price range.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the common stock underlying outstanding equity awards of TransMedics, Inc. (“TransMedics”), the Company’s current direct parent and, upon the corporate reorganization described in the Registration Statement (the “Corporate Reorganization”) to occur immediately prior to or concurrently with the closing of the Company’s initial public offering (the “IPO”), the direct, wholly-owned subsidiary of the Company, and the reasons for the differences between the most recent fair value determination of TransMedics’ common stock and the estimated offering price for the Company’s IPO.

Preliminary IPO Price Range

The Company supplementally advises the Staff that, based on discussions with the board of directors (the “Board”) of the Company and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to the conversion of all of the capital stock of TransMedics into shares of common stock of the Company at a conversion rate, which is expected to be [***]-for-one with respect to common stock, pursuant to the Corporate Reorganization. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

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Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s or TransMedics’ common stock to date, the estimated fair value of TransMedics’ common stock has been determined by the Board of TransMedics as of the date of each option grant, with input from management, considering TransMedics’ most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

As disclosed in the Registration Statement, TransMedics’ most recent third-party valuation of its common stock was prepared as of October 9, 2018 (the “October 9, 2018 valuation”). This third-party valuation was performed in accordance with the guidance outlined in the AICPA’s Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and was prepared using a Monte Carlo simulation method. The Board of TransMedics relied, in part, on the results of the October 9, 2018 valuation in its determination of the fair value of common stock of $2.47 per share as of October 9, 2018, when it granted options for the purchase of an aggregate of 319,000 shares of common stock.

The October 9, 2018 valuation considered two future-event scenarios: an IPO scenario and a merger and acquisition (“M&A”) scenario. The enterprise values of the Company in the IPO scenario and the M&A scenario were determined using a market approach and an income approach, respectively. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the shares of preferred stock as compared to the shares of common stock prior to the IPO. The October 9, 2018 valuation probability weighted the IPO scenario at [***]% and the M&A scenario at [***]%. The [***]% weighting of the IPO scenario was selected due to the high perceived risk, at that time, of successfully completing an IPO in the near term, given significant uncertainties that needed to be resolved before commencing an IPO, which are discussed below.

For the two future-event scenarios, TransMedics then applied a discount for lack of marketability of [***]%, in each case determined by a put option analysis that considered the timing of each future-event scenario. The October 9, 2018 valuation resulted in a valuation of TransMedics’ common stock of $2.47 per share.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters. Prior to April 5, 2019, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. The factors considered in setting the Preliminary Price Range included:

●	a fundamental analysis of the Company’s business, financial condition and prospects;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

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●	an analysis of the typical valuation ranges and performance of recent initial public offerings for companies in the medical device industry;

●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

●	the Company’s belief that the public trading market would remain receptive to companies in the medical device industry; and

●	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes that the difference between the fair value of the common stock of TransMedics of $2.47 per share as of October 9, 2018 and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors listed above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to October 9, 2018:

●

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the October 9, 2018 valuation that considered multiple potential outcomes, which would result in a lower valuation of TransMedics’ common stock compared to the IPO price. In the October 9, 2018 valuation, the probability weighting of the IPO scenario was [***]% for the reasons described above. If TransMedics had instead applied a weighting of 100% to the IPO scenario, the fair value of the TransMedics’ common stock in the October 9, 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

●

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the October 9, 2018 valuation.

●

The Preliminary Price Range assumes the conversion of all outstanding shares of preferred stock of TransMedics into common stock of the Company upon the consummation of the Corporate Reorganization to occur immediately prior to or concurrently with the closing of the Company’s IPO. Such conversion will eliminate the superior rights and preferences of TransMedics’ preferred stock as compared to its, and the Company’s, common stock.

●

On October 16, 2018, TransMedics generated its first commercial sale of Organ Care System (“OCS”) Lung products in the United States and since that date has increased commercial sales of OCS Lung products in the U.S. for the use of the OCS Lung for donor lungs currently utilized for transplantation.

●	Since October 9, 2018, TransMedics has had important interactions with the U.S. Food and Drug Administration (the “FDA”) regarding its supplement for the OCS Lung

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premarket approval (“PMA”) application for new indications on the OCS Lung and its first PMA application for the OCS Heart. These interactions with the FDA, which are further described below, have clarified the information that the FDA will require in order to complete its review of these PMA applications in order to determine whether there is reasonable assurance that the OCS is safe and effective for its intended uses. Through these interactions, TransMedics has advanced the regulatory process for the OCS Lung for an important new indication and has initiated the regulatory approval process for the OCS Heart for initial commercial use in the U.S. Based on the following, TransMedics expects FDA action over the next 18 months on these PMA applications.

●

In November 2018, TransMedics received from the FDA a major deficiency letter regarding its PMA supplement to its PMA application for the use of the OCS Lung for donor lungs currently unutilized for transplantation. Importantly, in this major deficiency letter, and the subsequent Day-100 meeting between TransMedics and the FDA in November 2018, the FDA did not require TransMedics to complete additional clinical trials prior to the FDA making its determination of the safety and effectiveness of the OCS Lung for donor lungs currently unutilized for transplantation. In March 2019, TransMedics responded to this major deficiency letter. TransMedics believes its response addressed each of the questions raised by the FDA in order to continue to advance the regulatory approval process for the OCS Lung.

●

In December 2018, TransMedics submitted a PMA application to the FDA for the use of the OCS Heart for donor hearts currently utilized for transplantation and donor hearts donated after brain death that are currently unutilized for transplantation. In March 2019, TransMedics received a major deficiency letter from the FDA regarding this PMA application, and the Company intends to respond to the FDA in the second half of 2019 in order to continue to advance the regulatory approval process for the OCS Heart.

●

Since October 9, 2018, TransMedics has also received approval of investigational device exemptions (“IDE”) for certain additional studies related to the OCS Heart for use of certain donor hearts that are currently unutilized for transplantation, including donor hearts that are donated after circulatory death. As a result of these IDE approvals, the Company obtained an additional revenue source because transplant centers purchase OCS disposable sets for use in these clinical studies.

●

In late October 2018, TransMedics submitted a supplement to the IDE application for the OCS Heart EXPAND Trial proposing to conduct a new continued access study, referred to as the Continued Access Protocol to the OCS Heart Trial for the preservation of certain donor hearts that are currently unutilized for transplantation. In January 2019, the FDA notified TransMedics that the IDE supplement was approved with conditions. In February 2019, the FDA notified TransMedics that the FDA had reviewed TransMedics’ amendment to the IDE supplement and that the IDE supplement was approved with no conditions.

●	In November 2018, TransMedics submitted an IDE application for a study of the OCS Heart for donor hearts that are donated after circulatory death. In

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December 2018, the FDA notified TransMedics that the IDE application was approved with conditions. In February 2019, the FDA notified TransMedics that the FDA had reviewed TransMedics’ amendment to the IDE application and that the IDE application was approved with no conditions.

●

Between mid-November 2018 and mid-January 2019, TransMedics held many “testing the waters” meetings, from which the Company received feedback from potential investors, including feedback regarding the Company’s clinical data, regulatory pathway and revenue growth, which resolved some of the Company’s uncertainties about successfully completing an IPO in the near term.

●

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

In conclusion, the Company respectfully submits that the deemed per share fair value used as the basis for determining stock-based compensation expense in connection with TransMedics’ grants of equity awards is reasonable and appropriate for the reasons described herein and in the Registration Statement. Further, in light of the proposed IPO, if it were determined that the actual fair value was equal to the high end of the Preliminary Price Range rather than the fair value that was utilized, the Company believes that any resulting increase in stock-based compensation expense would not be material to its consolidated financial statements, as options to purchase only 319,000 shares of TransMedics common stock with an exercise price of $2.47 per share, the fair value of the TransMedics common stock on October 9, 2018, were granted from October 9, 2018 through the date of this letter.

Because of the financially sensitive nature of the Preliminary Price Range and certain other information herein, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to the Company pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 235-4824.

Sincerely,

/s/ Tara Fisher

Tara Fisher

cc:	Waleed H. Hassanein, M.D. (TransMedics Group, Inc.)

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